UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  4)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       November 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,488,792
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,488,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.52%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Based on 15,067,487 shares of common stock of SMTC Corporation outstanding on October 31, 2010, as reported in SMTC Corporation’s Quarterly Report on Form 10-Q for the quarter ended October 3, 2010 filed with the Securities and Exchange Commission on November 12, 2010.

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,470,392
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,470,392
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.40%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,191,980
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,191,980
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,191,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.55%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 4.  Purpose of Transaction.

Red Oak’s managing member, David Sandberg, is a Director of SMTC Corporation (the “Company”).   Mr. Sandberg has repeatedly informed the Board that he believes that the value of SMTC’s business and net operating loss carry forwards exceeds its current market valuation.  Despite this favorable view of SMTC, Red Oak sold 11,800 SMTC shares on Monday, November 15, 2010, representing just under 0.5% of its total position, in an effort to balance the size of the SMTC investment in one of its Funds vs. dollars which may leave that Fund on December 1, 2010.  Red Oak presently has no intent to sell additional stock near current price levels or to own less than 5% of the Company for the foreseeable future absent a sale of the Company at a premium, but reserves its right to change its view based on its continuing evaluation of the Company's prospects, general market conditions, the availability of alternate investments at attractive prices, the price of Company shares, and other factors.  Red Oak may at times consider the sale of a part of its SMTC position to provide liquidity in its fund, to re-balance the fund's portfolio, and to accomplish tax planning objectives.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 15,067,487 shares of common stock of SMTC Corporation outstanding on October 31, 2010, as reported SMTC Corporation’s preliminary proxy statement filed with the Securities and Exchange Commission on November 12, 2010. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 2,470,392 shares of Common Stock, representing 16.40% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 2,191,980 shares of Common Stock held by Red Oak Fund, and (ii) the 278,412 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 2,488,792 shares of Common Stock, representing 16.52% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 2,470,392 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 2,191,980 shares of Common Stock, representing 14.55% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 278,412 shares of Common Stock, representing 1.85% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 2,191,980 shares of Common Stock held by Red Oak Fund and (ii) the 278,412 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Name

Date

Buy/Sell

Quantity

Price

The Red Oak Fund, L.P.

November 15, 2010

Sell

11,800

3.8128

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2010

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

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